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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                   GRAND PRIX ASSOCIATION OF LONG BEACH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   3861761101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Klaus M. Belohoubek, Dover Downs Entertainment, Inc.,
             2200 Concord Pike, Wilmington, DE 19803 - 302-426-2806
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 26, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 3861761101                                       Page 2 of 7 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      DOVER DOWNS ENTERTAINMENT, INC.
      |      E.I.N.: 51-0357525
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
      |                   N/A
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
      |                  N/A
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       DELAWARE
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        680,000
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        680,000
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     2,631,025
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                   N/A                                              |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     51.4%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      COMPANY
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                   GRAND PRIX ASSOCIATION OF LONG BEACH, INC.

-------------------------                             --------------------------
CUSIP No. 3861761101                                       Page 3 of 7 Pages
-------------------------                             --------------------------


Item 1.  Security and Issuer.

         This statement relates to the no par value common stock (the "Common Stock") of Grand Prix Association of Long Beach, Inc. ("Grand Prix"). The principal office of the Company is located at 3000 Pacific Avenue, Long Beach, California 90806.

Item 2.  Identity and Background.

         (a) This statement is filed by Dover Downs Entertainment, Inc., a Delaware corporation ("Dover"). Dover is engaged in the entertainment business, including gaming and motorsports, and has its principal offices at 1131 North DuPont Highway, Dover, Delaware 19901.

         (d) During the last five years, Dover was not convicted in a criminal proceeding (nor was any director or officer).

         (e) During the past five years, Dover was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which as a result of such proceeding, he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws (nor was any director or officer).

Item 3.  Source and Amount of Funds or Other Consideration.

         The 680,000 shares of Common Stock purchased on March 26, 1998 were purchased for $10,540,000.00 cash out of available funds. The remaining shares of Common Stock to be acquired in the Merger described in Item 4 below are to be acquired with shares of common stock of Dover.

Item 4.  Purpose of Transaction

         Dover Downs Entertainment, Inc. ("Dover"), FOG Acquisition Corporation, a wholly-owned newly formed subsidiary of Dover ("Acquisition Sub") and Grand Prix Association of Long Beach, Inc. ("Grand Prix") entered into an Agreement and Plan of Merger dated March 26, 1998 (the "Agreement") pursuant to which at the Effective Time under and as defined in the Agreement, Grand Prix shall be merged with Acquisition Sub (the "Merger"). As a result, Grand Prix shall become a wholly-owned subsidiary of Dover.

         The Merger contemplates that each shareholder of Grand Prix will receive .63 shares of common stock, par value $.10 per share, of Dover (the "Dover Common Stock") for each share of common stock, no par value, of Grand Prix (the "Grand Prix Common Stock") owned by such shareholder immediately prior to the Effective Time, subject to certain adjustments if the fifteen consecutive business day average closing sales price of Dover Common Stock prior to the Effective Time is greater than $32.00 per share or less than $21.00 per share, provided that the exchange ratio shall not be greater than .6963 nor less than .5929.

                                  SCHEDULE 13D
                   GRAND PRIX ASSOCIATION OF LONG BEACH, INC.


-------------------------                             --------------------------
CUSIP No. 3861761101                                       Page 4 of 7 Pages
-------------------------                             --------------------------


         Certain shareholders of Grand Prix, representing approximately 38 percent of the outstanding Grand Prix Common Stock on a fully diluted basis, have entered into support agreements with Dover pursuant to which they have granted to Dover a proxy to vote their shares in favor of the Merger, in favor of the election of up to three nominees of Dover to the Board of Directors of Grand Prix and against certain transactions. In addition, such shareholders have granted an option to Dover to purchase their shares upon termination of the Agreement under certain circumstances specified in the support agreements. Certain holders of the capital stock of Dover, representing more than a majority of its voting power, have similarly granted Grand Prix a proxy to vote their shares in favor of the Merger, in favor of the election of Christopher R. Pook, the Chairman and Chief Executive Officer of Grand Prix, as a director of Dover and against certain transactions.

         The Merger has been approved by the Board of Directors of both Dover and Grand Prix, and is expected to be consummated in June 1998. It is subject to approval of the shareholders of both Dover and Grand Prix, expiration of the Hart-Scott-Rodino waiting period and certain other customary conditions.

         Pursuant to the Agreement, Grand Prix makes certain customary representations and warranties to Dover and Dover makes certain customary representations and warranties to Grand Prix. The representations and warranties will not survive consummation of the Merger.

         The Agreement provides that the obligations of Dover to close the Merger are conditioned upon, among other things: (i) the accuracy of the representations and warranties made by Grand Prix at the Effective Time and compliance with covenants made by Grand Prix prior to the Effective Time, subject to certain threshold levels with respect to materiality; and (ii) the absence of any material adverse change in the financial condition or operations of Grand Prix prior to the Effective Time.

         The Agreement provides that the obligations of Grand Prix to close the Merger is conditioned upon, among other things: (i) the accuracy of the representations and warranties made by Dover at the Effective Time and compliance with covenants made by Dover prior to the Effective Time, subject to certain threshold levels with respect to materiality; and
         (ii) the absence of any material adverse change in the financial condition or operations of Dover prior to the Effective Time.

         The Agreement provides that Grand Prix shall take all corporate action necessary to appoint three nominees of Dover to the Board of Directors of Grand Prix and to nominate three nominees of Dover to the Board of Directors of Grand Prix for the period commencing upon the execution of the Agreement and terminating upon the earlier of one year after the date of the Agreement or the date upon which Dover ceases to beneficially own at least eighty percent of the shares of Common Stock it acquired from Midwest Facility Investments, Inc. and Penske Motorsports, Inc., as described below.


         The Agreement provides that Dover will increase its Board of Directors to ten (10) members and that Dover will use its best efforts to nominate Christopher R. Pook for election as a Class I Director of Dover for the remainder of a three year term, all subject to the approval of Dover's stockholders. If Mr. Pook is employed at the end of such three year term, Dover has agreed to use its best efforts to nominate Mr. Pook for re-election as a director for an additional three year term, subject to the approval of Dover's stockholders.

         Each party will pay its own costs and expenses incurred relative to the Agreement. The Agreement includes a termination fee of $3,000,000 payable to Dover upon the occurrence of certain events.

         Prior to the Effective Time, Dover contemplates seeking shareholder approval to amend its Certificate of Incorporation to increase the number of shares of Common Stock authorized for issuance from 35,000,000 shares to 75,000,000 shares and the number of shares of Class A Common Stock authorized for issuance from 30,000,000 shares to 55,000,000 shares. After consummation of the Merger, the authorized but unissued shares of capital stock of Dover will be available for issuance by the Company from time to time, as determined by the Board of Directors, for any proper corporate purpose, which could include raising capital, paying stock dividends, providing compensation or benefits to employees or acquiring other companies or businesses.

         Prior to execution of the Agreement, Dover entered into stock purchase agreements with Penske Motorsports, Inc. and Midwest Facility Investments, Inc. pursuant to which, on March 26, 1998, Dover acquired 680,000 shares of Grand Prix Common Stock at $15.50 per share (340,000 from Penske Motorsports, Inc. and 340,000 from Midwest Facility Investments, Inc.). The 680,000 shares of Grand Prix Common Stock were purchased for $10,540,000.00 out of available cash.

                                  SCHEDULE 13D
                   GRAND PRIX ASSOCIATION OF LONG BEACH, INC.

-------------------------                             --------------------------
CUSIP No. 3861761101                                       Page 5 of 7 Pages
-------------------------                             --------------------------


         A Registration Rights Agreement dated March 26, 1998 (the "Registration Agreement") has also been entered into between Dover and Grand Prix. The Registration Agreement provides that Dover shall have certain rights (the "Registration Rights") to cause the 680,000 shares of Grand Prix Common Stock acquired pursuant to the above referenced stock purchase agreements, or any additional shares of Grand Prix Common Stock acquired by Dover, to be registered under the Securities Act of 1933, as amended (the "Securities Act"), for the three year period after the date of such agreement. Not later than sixty days after termination of the Agreement pursuant to certain specified provisions, Dover has the right, subject to certain limitations, to cause Grand Prix to file a shelf registration statement under the Securities Act registering such securities for up to three (3) years. Grand Prix has the right to prohibit sales pursuant to such shelf registration in certain circumstances. Pursuant to the Registration Agreement, Dover also has the right, subject to certain limitations, to cause registrable securities to be included in any registration statement under the Securities Act filed by Grand Prix, other than a Registration Statement on Form S-4 or S-8.

         The above provides a brief description of certain terms of the Merger and the related transactions and is qualified in its entirety by reference to the Agreement and Plan of Merger and other exhibits attached to this Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) Dover owns 680,000 shares of Common Stock representing 14.6% of the securities of that class issued and outstanding as of the date of this report. Upon termination of the agreement under certain circumstances specified in the Support Agreements, Dover has the right to acquire an additional 1,951,025 shares of Common Stock representing 38.1% of securities of that class on a fully diluted basis assuming the exercise of all outstanding warrants and vested stock options.

         (b) Dover has sole voting power and sole power to dispose of 680,000 shares of

                                  SCHEDULE 13D
                   GRAND PRIX ASSOCIATION OF LONG BEACH, INC.

-------------------------                             --------------------------
CUSIP No. 3861761101                                       Page 6 of 7 Pages
-------------------------                             --------------------------


              Common Stock. Pursuant to the Support Agreement, Dover has the right to vote up to an additional 1,951,025 shares of Common Stock in favor of the Merger, in favor of the election of up to three nominees of Dover to the Board of Directors of Grand Prix and against certain transactions.

         (c) Trading activity within the past sixty days involves 680,000 shares of Common Stock purchased as follows:

         Date of Transaction       Number of Shares           Price per Share
         -------------------       ----------------           ---------------

              3/26/98                   680,000                    $15.50

         (d) No person other than Dover has the right to receive dividends or the proceeds from the sale of the securities listed under (b) of this Item 5.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Please refer to Item 4.

Item 7.  Material to be filed as Exhibits.

         2.1 Agreement and Plan of Merger dated March 26, 1998 between Dover Downs Entertainment, Inc., FOG Acquisition Corporation, a wholly-owned subsidiary of Dover Downs Entertainment, Inc. and Grand Prix Association of Long Beach, Inc., as filed with the Company's Current Report on Form 8-K dated April 3, 1998, is incorporated herein by reference.

         2.2 Support Agreement dated March 26, 1998 between Grand Prix Association of Long Beach, Inc. and two (2) stockholders of Dover Downs Entertainment, Inc., as filed with the Company's Current Report on Form 8-K dated April 3, 1998, is incorporated herein by reference.

         2.3 Support Agreement dated March 26, 1998 between Dover Downs Entertainment, Inc. and numerous stockholders of Grand Prix Association of Long Beach, Inc., as filed with the Company's Current Report on Form 8-K dated April 3, 1998, is incorporated herein by reference.

         2.4 Registration Rights Agreement dated March 26, 1998 between Grand Prix Association of Long Beach, Inc. and Dover Downs Entertainment, Inc., as filed with the Company's Current Report on Form 8-K dated April 3, 1998, is incorporated herein by reference.

         2.5  Stock Purchase Agreement dated March 25, 1998, between Dover
              Downs Entertainment, Inc. and Penske Motorsports, Inc., as filed with the Company's Current Report on Form 8-K dated April 3, 1998, is incorporated herein by reference.

         2.6  Stock Purchase Agreement dated March 25, 1998, between Dover
              Downs Entertainment, Inc. and Midwest Facility Investments, Inc., as filed with the Company's Current Report on Form 8-K dated April 3, 1998, is incorporated herein by reference.

         99.1 Press Release dated March 27, 1998, as filed with the Company's Current Report on Form 8-K dated April 3, 1998, is incorporated herein by reference.

         99.2 Press Release dated March 27, 1998, as filed with the Company's Current Report on Form 8-K dated April 3, 1998, is incorporated herein by reference.

                                  SCHEDULE 13D
                   GRAND PRIX ASSOCIATION OF LONG BEACH, INC.


-------------------------                             --------------------------
CUSIP No. 3861761101                                       Page 7 of 7 Pages
-------------------------                             --------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:
      ----------------------                         ---------------------------
                                                            Denis McGlynn



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)